FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated September 14, 2016 of Diana Containerships Inc. (the "Company") announcing that the Company has amended its US$148 million loan agreement with The Royal Bank of Scotland plc and its US$50 million loan agreement with Diana Shipping Inc.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission with an effective date of August 13, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: September 14, 2016	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES AMENDMENT TO LOAN AGREEMENTS
ATHENS, GREECE, September 14, 2016 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today announced that it has amended its US$148 million loan agreement with The Royal Bank of Scotland plc dated September 10, 2015 (the "Loan") and its US$50 million loan agreement with Diana Shipping Inc. (NYSE: DSX) dated as of May 20, 2013 (as subsequently amended, the "Diana Shipping Loan").
Amendments to the Company's Loan with The Royal Bank of Scotland plc include the following provisions:
•	the prepayment of the amount of US$7,606,750 by September 15, 2016;
•	a reduction in the first four consecutive quarterly repayment instalments under each Loan tranche, to be repaid ratably over the remaining quarterly instalments, and the deferral of all quarterly repayments until September 15, 2017;
•	the creation of a new US$8,851,000 tranche (the "Deferred Tranche") out of the reallocation of amounts due under the existing tranches, whose repayment will commence on March 15, 2019;
•	a prohibition on the payment of dividends until the later of: (a) prepayment or repayment in full of the Deferred Tranche and (b) September 15, 2018;
•	a prohibition on the incurrence of additional indebtedness (with the exception of intra-group debt) or the acquisition of additional vessels until September 15, 2018;
•	a reduction in the minimum security covenant from 140% to 125% of the aggregate of the amount of the Loan then outstanding until September 30, 2018;
•	the exclusion of the outstanding principal balance of the Diana Shipping Loan from the definition of consolidated debt for purposes of calculating the Net Worth Covenant and the Net Gearing Ratio Covenant of the Loan;
•	a change in the interest rate from 2.75% per annum plus USD LIBOR to 3.10% per annum over USD LIBOR from September 12, 2016 until December 31, 2018, thereafter reverting to 2.75% over USD LIBOR until maturity;

•	an obligation of the Company to ensure that the vessels owned by its wholly-owned subsidiaries which are not borrowers under the Loan shall not be subject to any encumbrance, such obligation not affecting however the power of the Company to sell such vessels and dictate the use of the relevant proceeds; and
•	a change in the borrower from one wholly-owned subsidiary of the Company to another wholly-owned subsidiary and the release of the c.v. YM Los Angeles as a collateral vessel and inclusion of the c.v. Puelo as a collateral vessel under the Loan.
The existing and the amended repayment schedules of the Loan are presented in Table 1 below:
Table 1 – In US$ Millions
	2016 remaining	2017	2018	2019	2020	2021	TOTAL
Existing Loan	7.2	15.4	15.4	15.4	15.4	67.8	136.5
Amended Loan	7.6	4.1	12.2	19.8	19.8	73.0	136.5

In addition, and as a condition to The Royal Bank of Scotland plc Loan amendments, the Company has also amended its US$50 million Diana Shipping Loan to defer its repayment until the later of (i) the repayment or prepayment in full by the Company of the Deferred Tranche under The Royal Bank of Scotland plc Loan, and (ii) September 15, 2018. The amendment will also change the borrower under the Diana Shipping Loan to another wholly-owned subsidiary of Diana Containerships Inc., and provide for an increase of the interest rate for the period between September 12, 2016 and December 31, 2018 to 3.35% per annum over USD LIBOR.
About the Company
Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.